UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
International Imaging Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00178Q 10 8
(CUSIP Number)

November 3, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒ Rule 13d-1(b)
☒ Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.86%
12	TYPE OF REPORTING PERSON* CO

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz  disclaims beneficial ownership of the shares disclosed herein.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).               Name of Issuer:

International Imaging Systems, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

2419 E. Commercial Blvd., Suite 305
Ft. Lauderdale, FL 33308

Item 2(a).       Name of Person Filing.
Item 2(b).       Address of Principal Business Office or, if None, Residence.
Item 2(c).       Citizenship.

Vision Opportunity Master Fund, Ltd.
20 W. 55th Street, 5th Floor
New York, New York 10019
Cayman Islands

Item 2(d).       Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).       CUSIP Number:

            00178Q 10 8

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

            Not Applicable

Item 4.            Ownership.*

The following is information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 as of July 19, 2007:

(a)
Amount beneficially owned: 3,000,000 shares of Common Stock (based upon 14,293,700 shares of Common Stock outstanding as of May 9, 2007 as reported in the Issuer’s quarterly report on Form 10-QSB for the quarterly period ended March 31, 2007).

(b)            Percent of Class: 17.86%

(c)            Number of shares as to which such person has:

          (i)             sole power to vote or direct the vote:  3,000,000

      (ii)            shared power to vote or direct the vote:   0

      (iii)           sole power to dispose or direct the disposition of: 3,000,000

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 4 of 6 Pages

       (iv)           shared power to dispose or direct the disposition of:   0

*On September 19, 2006, the Reporting Person acquired 500,000 shares of the Issuer’s Common Stock in a private transaction from a third party.

On November 3, 2006, the Reporting Person acquired 25,000 shares of Series A Convertible Preferred Stock of the Company, convertible into 2,500,000 shares of the Company’s Common Stock.

Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Item 5.     Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable

Item 8.    Identification and Classification of Members of the Group.

         Not Applicable

Item 9.    Notice of Dissolution of Group.

         Not Applicable

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 5 of 6 Pages

Item 10.         Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2007

    VISION OPPORTUNITY MASTER FUND, LTD.

    By: /s/ Adam Benowitz
           Name: Adam Benowitz
           Title:   Managing Member